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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



08030570

SEC FILE NUMBER
8- 50847

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___10/01/07___ AND ENDING___12/31/07___
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kovack Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6451 N. Federal Highway
(No. and Street)

Fort Lauderdale,   FL   33308
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald J. Kovack   954-491-1733
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Margolies, Fink and Wichrowski



(Name – if individual, state last, first, middle name)

2201 W. Sample Road #9-1B, Pompano Beach, FL 33073   **THOMSON FINANCIAL**

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 2 2008
BRANCH OF REGISTRATIONS AND

.. **FOR OFFICIAL USE ONLY**	04	EXAMINATIONS

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ Ronald J. Kovack _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Kovack Securities, Inc. _____ , as of __ December 31 _____ , 20 _07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

_____
Chairman
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



KOVACK SECURITIES, INC.
FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2007 AND 2006
and
INDEPENDENT AUDITORS' REPORT

KOVACK SECURITIES, INC.
TABLE OF CONTENTS



MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

The Stockholders and Board of Directors
Kovack Securities, Inc.

We have audited the accompanying balance sheets of Kovack Securities, Inc. as of December 31, 2007 and 2006, and the related statements of income, stockholders equity, changes in subordinated borrowings, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kovack Securities, Inc. at December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying reconciliation of net capital is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Margolies, Fil and Wichrowski

January 23, 2008

KOVACK SECURITIES, INC.
BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
Cash and cash equivalents	$ 1,903,850	$ 1,700,692
Marketable securities, net of valuation allowance		52,343
Receivables:		
Clearing broker and insurance companies	408,943	305,599
Employees		5,000
Related parties	282,176	
Prepaid expenses	240,842	213,339
Property and equipment, net of accumulated depreciation	206,043	176,621
Deposits and other assets	33,081	33,081
	$ 3,074,935	$ 2,486,675

LIABILITIES AND STOCKHOLDERS' EQUITY

	2007	2006
Accounts payable and accrued expenses	$ 158,482	$ 126,093
Commissions payable	809,508	645,912
Deferred income	50,000	8,000
Note payable – insurance	191,492	145,246
	1,209,482	925,251
Subordinated note payable	225,000	225,000
Stockholders' equity:		
Common stock, no par value per share, 10,000 shares		
Authorized, 1,818, shares issued and outstanding	319,843	319,843
Additional paid-in capital	10,000	10,000
Retained earnings	1,310,610	996,138
Accumulated other comprehensive income	-	10,443
Total stockholders' equity	1,640,453	1,336,424
	$ 3,074,935	$ 2,486,675

The accompanying notes are an integral part of these financial statements.

Page 4

KOVACK SECURITIES, INC.
STATEMENTS OF INCOME AND
COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Revenues:		
Commissions, interest and other income	$21,049,956	$19,711,806
Expenses:		
Commissions and clearing charges	15,211,072	13,871,309
Rent	239,998	225,516
Depreciation and amortization	59,655	47,918
Interest	15,863	14,367
Other	4,240,697	4,082,520
	19,767,285	18,241,630
Net income	1,282,671	1,470,176
Other comprehensive income :		
Unrealized gain (loss) on marketable securities	10,443	(7,446)
Total comprehensive income	$1,293,114	$1,462,730

The accompanying notes are an integral part of these financial statements.

Page 5

KOVACK SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2007 AND 2006

	Common Shares	Amount	Additional Paid–in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance December 31, 2005	1,818	$ 319,843	$ 10,000	$ 903,593	$ 17,889	$ 1,251,325
Distributions				(1,377,631)		(1,377,631)
Unrealized loss on Marketable securities					(7,446)	(7,446)
Net income	-	-	-	1,470,176	-	1,470,176
Balance December 31, 2006	1,818	319,843	10,000	996,138	10,443	1,336,424
Distributions				(968,199)		(968,199)
Realized gain on sale Marketable securities					(10,443)	(10,443)
Net income	-	-	-	1,282,671	-	1,282,671
Balance December 31, 2007	1,818	$ 319,843	$ 10,000	$1,310,610	$ -	$ 1,640,453

The accompanying notes are an integral part of these financial statements.

Subordinated borrowing at December 31, 2005	$ 225,000
Increase (decrease) in subordinated borrowings	-
Subordinated borrowing at December 31, 2006	225,000
Increase (decrease) in subordinated borrowings	-
Subordinated borrowing at December 31, 2007	$ 225,000

KOVACK SECURITIES, INC.
STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
Cash flows from operating activities:		
Net income	$ 1,282,671	$ 1,470,176
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	59,655	47,918
Gain on sale of marketable securities	(32,610)	7,030
Accounts receivables	(103,344)	122,786
Accounts receivable related party	(282,176)	
Accounts receivable employees	5,000	(5,000)
Prepaid expenses	185,266	143,872
Accounts payable and accrued expenses	32,389	52,005
Commissions payable	163,596	(80,705)
Deferred income	42,000	8,000
Total adjustments	69,776	295,906
Total cash flows from operating activities	1,352,447	1,766,082
Cash flows (used in) investing activities:		
Investment in marketable securities		(19,200)
Proceeds from the sale of fixed assets		5,000
Proceeds from sale of marketable securities	74,510	
Purchase of property and equipment	(89,077)	(70,054)
Total cash flows (used in) investing activities	(14,567)	(84,254)
Cash flows from (used in) financing activities:		
Stockholder distributions	(968,200)	(1,377,631)
Principal payments on notes payable insurance, net	(166,523)	(145,894)
Total cash flows (used in) financing activities	(1,134,723)	(1,523,525)
Net increase in cash and cash equivalents	203,157	158,303
Cash and cash equivalents, beginning of period	1,700,692	1,542,389
Cash and cash equivalents, end of period	$1,903,849	$1,700,692
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$ 15,863	$ 16,617
Insurance financed with debt	$ 212,769	$ 161,385

The accompanying notes are an integral part of these financial statements.

1.   BUSINESS

The Company was incorporated in the State of Florida on April 23, 1997, as a registered securities broker-dealer. The Company's headquarters are located in Fort Lauderdale, Florida.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

Marketable securities – Marketable securities are carried at their fair market value. The resulting difference between cost and market is included in other comprehensive income. Securities not readily marketable are value at fair value as determined by management.

Property and equipment - Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the respective assets using the straight-line method.

Revenue recognition - Purchases and sales of securities are recorded on the settlement date. Investment banking income is recorded at the time the services are completed and the income is reasonably determinable.

Accounting estimates - Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective as well as objective factors and, as a result, judgment is required to estimate certain amounts at the date of the financial statements.

Fair value of financial instruments - The fair value of the Company's financial instruments such as cash and cash equivalents, accounts receivable, accounts payable, capital lease obligations, and subordinated notes payable approximate their carrying value.

Income taxes - The Company with the consent of its shareholders, elected to be an "S" Corporation under the Internal Revenue Code. All taxable income or loss flows through to the shareholders. Accordingly, no income tax expense or liability is recorded in the accompanying financial statements.

Reclassifications – Certain prior period account balances have been reclassified to conform with the current years presentation.

3.   PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2007 and 2006 consists of the following:

	2007	2006	Estimated useful lives
Office equipment and furniture	$ 368,003	$ 323,335	5 years
Leasehold improvements	37,327	19,987	7 years
	405,330	343,322	
Less accumulated depreciation	(199,287)	(166,701)	
	$ 206,043	$ 176,621	

Depreciation expense charged to income was $59,655 and $47,918 in 2007 and 2006, respectively.

4.   NOTE PAYABLE - INSURANCE

Notes payable - insurance at December 31, 2007 and 2006 consist of the following:

	2007	2006
Installment note payable, due in monthly installments of interest and principal of $21,277 and $16,139, interest at 8.65% and 8.40% in 2007 and 2006 respectively, unsecured	$ 191,492	$ 145,247

5.   SUBORDINATED NOTE PAYABLE

Subordinated note payable at December 31, 2007 and 2006 consists of the following:

	2007	2006
Subordinated note payable, with interest at 4% payable annually, maturing on November 30, 2015, unsecured.	$ 225,000	$ 225,000

KOVACK SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS

6. LEASES

The Company has several non-cancelable leases for transportation equipment, office facilities and equipment that expire over the next three years. The following is a schedule of future minimum lease payments for operating leases as of December 31, 2007: 2008 - $248,313, 2009 - $235,445, 2010 - $241,629.

7. 401K PLAN

Beginning in 2007, the Company is sponsoring a 401k pension plan for the benefit of its employees, contributions to the plan were $36,918 for the year ended December 31, 2007.

8. COMMITTMEMTS AND CONTINGENCIES

The Company is party to certain claims and legal actions arising in the ordinary course of business. In some cases, plaintiffs are seeking compensatory and punitive damages. It is the opinion of management that ultimate disposition of these matters will not have a material adverse effect on the Company's financial condition. The Company has accrued $53,500 of settlement costs in 2007.

9. RELATED PARTY TRANSACTIONS

Kovack Securities acts as the introducing broker/dealer for customers accounts which are managed through Kovack Advisors Inc., a registered investment advisor and related party. As the introducing broker/dealer, Kovack Securities, Inc. provides back office support in account opening and administration on a fully disclosed basis through either Pershing LLC, or National Financial Services LLC. For the year ended December 31, 2007 the Company earned commissions for said back office support of $272,992, and a management fee of $12,000 for services provided.

10. CONCENTRATIONS

During the year, the Company maintained cash balances in excess of the Federally insured limits. The funds are with a major money center banks, and financial institutions. Consequently, the Company does not believe that there is a significant risk in having these balances in one financial institution.

11.   REQUIREMENTS OF RULE 15c3-3

The Company is a non-clearing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

12.   NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to Rule 15c3-1 under the Securities and Exchange Act of 1934. The rule provides the aggregate indebtedness may not exceed 8 times net capital for 12 months after commencing business as a broker-dealer and 15 times net capital thereafter.

The net capital of the Company, as defined by the rule was $1,385,487 at December 31, 2007. The ratio of aggregate indebtedness to net capital was .87 to 1.

13.   REPORTING REQUIREMENTS UNDER RULE 17a-5

The Company is subject to the reporting requirements of Rule 17a-5 of the Securities and Exchange Act of 1934, which requires certain brokers and dealers to file annual statements of financial condition with the Securities and Exchange Commission. The Company has met this requirement by filing Form X-17A-5 with the Commission. Copies of Parts I and II of Form X-17A-5 and any comments as to weaknesses found in the accounting system, the internal accounting controls or procedures for safeguarding securities are available for examination at the Fort Lauderdale, Florida, office of the Company, and in the regional office of the Securities and Exchange Commission.

KOVACK SECURITIES, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2007

NET CAPITAL COMPUTATION:

Total stockholders equity qualified for net capital	$ 1,640,453
Add:	
Allowable subordinated liabilities	225,000
Total capital and allowable subordinated liabilities	1,865,453
Deducts and or charges:	
Total non-allowable assets	(762,142)
Net capital before haircuts	1,103,311
Haircuts on securities:	
Other securities	
Undue concentrations	
Money markets	-
	-
Net capital	$ 1,103,311

RECONCILIATION:

Net capital, per page 10 of the December 31, 2007 un-audited Focus Report, as originally filed	$ 1,385,487
Net audit adjustments	-
Net capital, per December 31, 2007 audited report, as filed	$ 1,385,487


FORM X-17A-5	# FOCUS REPORT (Financial and Operational Combined Uniform Single Report) ## Part IIA Quarterly 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PURSUANT TO RULE 17

COVER

Select a filing method: Basic ⦿ Alternate ◯ [0011]

Name of Broker Dealer: KOVACK SECURITIES INC.
                                                             [0013]   SEC File Number: 8- 50847
Address of Principal Place of   6451 N. FEDERAL HWY.   [0014]
Business: [0020]
                                  FT. LAUDERDALE   FL ——— 33308   Firm ID: 44848
                                     [0021] [0022]   [0015]
                                                              [0023]

For Period Beginning 10/01/2007   And Ending 12/31/2007
                                    [0024]   [0025]

Name and telephone number of person to contact in regard to this report:

Name: RONALD J. KOVACK - CHAIRMAN Phone: 954-491-1733
                                    [0030]   [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:
Name: _____ Phone: _____
                                    [0032]   [0033]
Name: _____ Phone: _____
                                    [0034]   [0035]
Name: _____ Phone: _____
                                    [0036]   [0037]
Name: _____ Phone: _____
                                    [0038]   [0039]

Does respondent carry its own customer accounts?   Yes ◯ [0040]   No ⦿ [0041]
Check here if respondent is filing an audited report   ☑ [0042]

ASSETS

Consolidated ○ [0198]   Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	1,903,849 [0200]		1,903,849 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	110,351 [0295]		
	B. Other	298,592 [0300]	[0550]	408,943 [0810]
3.	Receivables from non-customers	[0355]	282,176 [0600]	282,176 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	[0424]		
	E. Spot commodities	[0430]		0 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost			
		[0130]		
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities			
		[0150]		
	B. Other securities			

[0160]

7. Secured demand notes
    market value of collateral: 0
                                         [0470]   [0640]   [0890]

    A. Exempted
        securities

                                  [0170]

    B. Other securities

                                  [0180]

8. Memberships in
    exchanges:

    A. Owned, at
        market

                                  [0190]

    B. Owned, at cost   [0650]

    C. Contributed for   0
        use of the   [0660]   [0900]
        company, at
        market value

9. Investment in and   0
    receivables from affiliates,   [0480]   [0670]   [0910]
    subsidiaries and
    associated partnerships

10. Property, furniture,   206,043   206,043
    equipment, leasehold   [0490]   [0680]   [0920]
    improvements and rights
    under lease agreements,
    at cost-net of accumulated
    depreciation and
    amortization

11. Other assets   273,923   273,923
                                    [0535]   [0735]   [0930]

12.   2,312,792   762,142   3,074,934
    TOTAL ASSETS   [0540]   [0740]   [0940]

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	[1045]	[1255]	0 [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	0 [1560]
B. Other	809,508 [1115]	[1305]	809,508 [1540]
15. Payable to non-customers	[1155]	[1355]	0 [1810]
16. Securities sold not yet purchased, at market value		[1360]	0 [1820]
17. Accounts payable, accrued liabilities, expenses and other	399,974 [1205]	[1385]	399,974 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		0 [1690]
B. Secured	[1211]	[1390]	0 [1700]
19. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		225,000 [1400]	225,000 [1710]

      1. from outsiders

            [0970]

      2. Includes equity subordination (15c3-1(d)) of

            225,000 [0980]

B. Securities borrowings, at market value: from outsiders		[1410]	0 [1720]

            [0990]

C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]

      1. from outsiders

[1000]

    2.   Includes
        equity
        subordination
        (15c3-1(d)) of

[1010]

D.	Exchange memberships contributed for use of company, at market value	[1430]	0 [1740]
E.	Accounts and other borrowings not qualified for net capital purposes [1220]	[1440]	0 [1750]
20.	TOTAL LIABLITIES	1,209,482 [1230]	225,000 [1450]	1,434,482 [1760]

Ownership Equity

	Total
21. Sole proprietorship	[1770]
22. Partnership (limited partners _____ [1020])	[1780]
23. Corporations:	
A. Preferred stock	[1791]
B. Common stock	644,314 [1792]
C. Additional paid-in capital	[1793]
D. Retained earnings	996,139 [1794]
E. Total	1,640,453 [1795]
F. Less capital stock in treasury	[1796]
24. TOTAL OWNERSHIP EQUITY	1,640,453 [1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	3,074,935 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning <u>10/01/2007</u>   Period Ending <u>12/31/2007</u>   Number of months   <u>3</u>
            [3932]   [3933]   [3931]

REVENUE

1. Commissions:

   a. Commissions on transactions in exchange listed equity securities executed on an exchange — 948,056 [3935]

   b. Commissions on listed option transactions — 14,704 [3938]

   c. All other securities commissions — 3,193,441 [3939]

   d. Total securities commissions — 4,156;201 [3940]

2. Gains or losses on firm securities trading accounts

   a. From market making in options on a national securities exchange — [3945]

   b. From all other trading — [3949]

   c. Total gain (loss) — 0 [3950]

3. Gains or losses on firm securities investment accounts — [3952]

4. Profit (loss) from underwriting and selling groups — [3955]

5. Revenue from sale of investment company shares — 416,448 [3970]

6. Commodities revenue — [3990]

7. Fees for account supervision, investment advisory and administrative services — [3975]

8. Other revenue — 672,795 [3995]

9. Total revenue — 5,245,444 [4030]

EXPENSES

10. Salaries and other employment costs for general partners and voting stockholder officers — 19,168 [4120]

11. Other employee compensation and benefits — 21,526 [4115]

12. Commissions paid to other broker-dealers — 3,883,836 [4140]

13. Interest expense — 2,250 [4075]

   a. Includes interest on accounts subject to subordination agreements — 2,250 [4070]

14. Regulatory fees and expenses — 157,656 [4195]

15. Other expenses — 810,536 [4100]

16.	Total expenses		4,894,972
			[4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		350,472
			[4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a.	After Federal Income taxes of	[4238]
20.	Extraordinary gains (losses)		[4224]
	a.	After Federal Income taxes of	[4239]
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal Income taxes and extraordinary items		350,472
			[4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal Income taxes and extraordinary items		228,199
			[4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which
     such exemption is based

      A. (k)   ☐ [4550]
           (1)--Limited business (mutual funds and/or variable annuities only)

      B. (k)   ☐ [4560]
           (2)(i)--"Special Account for the Exclusive Benefit of customers"
           maintained

      C. (k)   ☑ [4570]
           (2)(ii)--All customer transactions cleared through another broker-dealer
           on a fully disclosed basis. Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8- 17574 [4335A]	PERSHING LLC [4335A2]	All [4335B]
8- 26740 [4335C]	NATIONAL FINANCIAL SERVICES LL [4335C2]	All [4335D]
8- _____ [4335E]	_____ [4335E2]	_____ [4335F]
8- _____ [4335G]	_____ [4335G2]	_____ [4335H]
8- _____ [4335I]	_____ [4335I2]	_____ [4335J]

      D. (k)   ☐ [4580]
           (3)--Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition


1,640,453
[3480]

2. Deduct ownership equity not allowable for Net Capital


[3490]

3. Total ownership equity qualified for Net Capital


1,640,453
[3500]

4. Add:

   A. Liabilities subordinated to claims of general creditors allowable in computation of net capital


225,000
[3520]

   B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]


0
[3525]

5. Total capital and allowable subordinated liabilities


1,865,453
[3530]

6. Deductions and/or charges:

   A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)


762,142
[3540]

   B. Secured demand note deficiency


[3590]

   C. Commodity futures contracts and spot commodities - proprietary capital charges


[3600]

   D. Other deductions and/or charges


[3610]


-762,142
[3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]


0
[3630]

8. Net capital before haircuts on securities positions


1,103,311
[3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

   A. Contractual securities commitments


[3660]

   B. Subordinated securities borrowings


[3670]

   C. Trading and investment

securities:

     1.   **Exempted securities** _____ [3735]

     2.   **Debt securities** _____ [3733]

     3.   **Options** _____ [3730]

     4.   **Other securities** _____ [3734]

  D. **Undue Concentration** _____ [3650]

  E. **Other (List)**

_____ [3736A]   _____ [3736B]

_____ [3736C]   _____ [3736D]

_____ [3736E]   _____ [3736F]

                                    0 [3736]   0 [3740]

10. Net Capital   1,103,311 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)   80,632 [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)   50,000 [3758]

13. Net capital requirement (greater of line 11 or 12)   80,632 [3760]

14. Excess net capital (line 10 less 13)   1,022,679 [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)   982,362 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition   1,209,482 [3790]

17. Add:

    A. **Drafts for immediate credit** _____ [3800]

    B. **Market value of securities borrowed for which no equivalent value is paid or credited** _____ [3810]

    C. **Other unrecorded amounts (List)**

_____ [3820A]	_____ [3820B]		
_____ [3820C]	_____ [3820D]		
_____ [3820E]	_____ [3820F]		
	_____ 0 [3820]		_____ 0 [3830]

19. Total aggregate indebtedness   _____ 1,209,482
                                                                                                                    [3840]

20. Percentage of aggregate indebtedness to   % _____ 110
     net capital (line 19 / line 10)   [3850]

OTHER RATIOS

21. Percentage of debt to debt-equity total computed in accordance   % _____ 0
     with Rule 15c3-1(d)   [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
_ [4600]	[4601]	[4602]	[4603]	[4604]	[4605]
_ [4610]	[4611]	[4612]	[4613]	[4614]	[4615]
_ [4620]	[4621]	[4622]	[4623]	[4624]	[4625]
_ [4630]	[4631]	[4632]	[4633]	[4634]	[4635]
_ [4640]	[4641]	[4642]	[4643]	[4644]	[4645]
_ [4650]	[4651]	[4652]	[4653]	[4654]	[4655]
_ [4660]	[4661]	[4662]	[4663]	[4664]	[4665]
_ [4670]	[4671]	[4672]	[4673]	[4674]	[4675]
_ [4680]	[4681]	[4682]	[4683]	[4684]	[4685]
_ [4690]	[4691]	[4692]	[4693]	[4694]	[4695]

TOTAL $ _____ 0

[4699]

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period		1,381,270 [4240]
	A.	Net income (loss)	350,472 [4250]
	B.	Additions (includes non-conforming capital of [4262])	[4260]
	C.	Deductions (includes non-conforming capital of [4272])	-91,289 [4270]
2.	Balance, end of period (From item 1800)		1,640,453 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		225,000 [4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		225,000 [4330]



MARGOLIES, FINK AND WICHROWSKI
CERTIFIED PUBLIC ACCOUNTANTS
BUILDING 9, SUITE 1B
2201 W. SAMPLE RD.
POMPANO BEACH, FLORIDA 33073
OFFICE: (954) 979-5440
FAX: (954) 979-1939
www.mfwcpa.net

A Partnership of Professional Associations

Barry A. Fink, C.P.A., P.A.
Mark V. Wichrowski, C.P.A., P.A.

Bernard W. Margolies, C.P.A.

Members of
American Institute of Certified Public Accountants
Florida Institute of Certified Public Accountants
New York State Society of Certified Public Accountants

To the Board of Directors
Kovack Securities, Inc.

In planning and performing our audit of the financial statements of Kovack Securities, Inc. for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Kovack Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the Company has met the conditions and is exempt from compliance with Rule 15c3-3, (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Pompano Beach, Florida
January 23, 2008

END